Exhibit 99.1

Time Sensitive Materials

Depositary’s Notice of

2024 Annual General Meeting of Shareholders of

TURBO ENERGY, S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	899924104.*
ADS Record Date:	May 23, 2024.
Meetings’ Specifics:	Annual General Meeting of Shareholders to be held at the Company’s controlling shareholder, Umbrella Solar Investment, S.A’s registered office: Plaza América 2, 4º AB, 46004, Valencia, Spain at 5:00 p.m. (UTC+01:00) on Tuesday, June 25, 2024 (11:00 a.m., Eastern Daylight Time, on Tuesday, June 25, 2024) on first call. And in the event that the legally required quorum is not reached, at the same time on the following day, June 26, 2024, on second call. Remote attendance at the Annual Meeting will also be permitted through a link provided by the Company to shareholders who request it at least five days in advance of the Annual Meeting. Shareholders attending the Annual Meeting remotely could not vote. They must submit their votes to the Company by mail or by proxy prior to the Annual Meeting. Shareholders can make this request by emailing invertors@turbo-e.com or by complying with the registration requirements on the Company’s website (the “Annual Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Annual Meeting enclosed herewith. The Notice of Annual Meeting, Proxy Statement and latest Annual Report are available online at www.turbo-e.com.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on June 18, 2024.
Deposited Securities:	Ordinary Shares, par value €0.05 per share, of Turbo Energy, S.A., a company organized under the laws of the Kingdom of Spain (the “Company”).
ADS Ratio:	5 Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodians of Deposited Securities:	Citibank Europe plc.
Deposit Agreement:	Deposit Agreement, dated as of September 26 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.

*	ADS CUSIP No. is provided solely as a convenience and without any liability for accuracy.

To be counted, your Voting Instructions need to be received by the Depositary prior to

10:00 A.M. (New York City time) on

June 18, 2024.

Note that if you do not timely return the Voting Instructions to the Depositary, the

Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Annual Meeting will be held at the date and time identified above. The Notice of Annual Meeting, Proxy Statement and latest Annual Report are available online at www.turbo-e.com.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Bylaws of the Company and the provisions of the Deposited Securities, to vote, cause the Custodian to vote, or give voting instructions with respect to the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

The information contained herein with respect to the Annual Meeting has been provided by the Company. Citibank, N.A., is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A., does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Annual Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary